[Letterhead of Sutherland Asbill & Brennan LLP]

March 27, 2012

VIA EDGAR

Vincent J. DiStefano, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Solar Capital Ltd.

Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-172968)

Dear Mr. DiStefano:

On behalf of Solar Capital Ltd. (the “Company”), we hereby respectfully request that the staff of the Securities and Exchange Commission (the “Commission”) afford the Company’s post-effective amendment no. 1 (the “Post-Effective Amendment”) to its shelf registration statement on Form N-2 (File No. 333-172968), which was declared effective by the Commission on July 7, 2011 (the “Effective Registration Statement”), a selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in the Post-Effective Amendment contains no material changes from the disclosure included in the Effective Registration Statement, except for the inclusion of audited financial statements and related financial data for the year ended December 31, 2011, together with disclosure relating thereto.

If you have any questions or additional comments concerning the foregoing, please contact John J. Mahon at (202) 383-0515, or the undersigned at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	John J. Mahon